UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                          Cabot Oil & Gas Corporation
        ________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
        ________________________________________________________________
                         (Title of Class of Securities)


                                   127097103
                         _____________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127097103                         Page 2 of 4 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aeneas Properties Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)

                                                       (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts

               5.  SOLE VOTING POWER
                     1,648,664 shares
NUMBER OF
SHARES         6.  SHARED VOTING POWER
BENEFICIALLY          ----
OWNED BY
EACH           7.  SOLE DISPOSITIVE POWER
REPORTING            1,648,664 shares
PERSON
WITH           8.  SHARED DISPOSITIVE POWER
                     ----

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,648,664 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        ____

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

12.  TYPE OF REPORTING PERSON*

         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a) Name of Issuer:
                  Cabot Oil & Gas Corporation

       1(b)    Address of Issuer's Principal Executive Offices:
                  15375 Memorial Drive
                  Houston, TX 77079

Item 2(a) Name of Person Filing:
                  Aeneas Properties Inc.

       2(b)    Address of Principal Business Office or, if none,
               Residence:
                  Aeneas Properties Inc.
                    c/o Harvard Management Company, Inc.
                    600 Atlantic Avenue
                    Boston, MA 02210

     2(c) Citizenship:
                 Massachusetts

       2(d)    Title of Class of Securities:
                  Common Stock

       2(e)    CUSIP Number:
                  127097103

Item 3         If this statement is filed pursuant to Rules 13d-1(b), or
             13d-2(b):
                  The entity filing is a wholly-owned subsidiary of the endowment fund of Harvard University.


Item 4(a) Amount beneficially owned:
                  1,648,664 shares, each of which would be owned upon conversion of the 692,439 preferred shares that the reporoting person currently owns.

       4(b)    Percent of Class:
                  7.4%

     4(c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    1,648,664 shares

               (ii) shared power to vote or to direct the vote:
                    ___

               (iii) sole power to dispose or to direct the disposition of:
                     1,648,664 shares

               (iv) shared power to dispose or to direct the disposition of:
                    ___

Item 5         Ownership of Five Percent or less of a Class:
                  Not Applicable

Item 6         Ownership of more than Five Percent on behalf of another person:
                  Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
               Company:
                  Not Applicable

Item 8         Identification and Classification of Members of the Group:
                 Not Applicable

Item 9         Notice of Dissolution of Group:
                  Not Applicable

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              AENEAS PROPERTIES INC.



                              By:    /s/ Verne O. Sedlack
                                 Name:  Verne O. Sedlacek
                                 Title: Treasurer



February 14, 1995